Exhibit 11

METROMEDIA INTERNATIONAL GROUP, INC.
Computation of Earnings Per Share
(in thousands, except per share amounts)

	Years ended December 31,
	2001	2000	1999
Loss per common share—Basic (A):
Continuing operations	$(246,168)	$(24,304)	$(129,207)
Cumulative convertible preferred stock dividend requirement	(15,008)	(15,008)	(15,008)

Continuing operations attributable to common stock shareholders	(261,176)	(39,312)	(144,215)
Discontinued operations	—	—	(12,776)
Cumulative effect of a change in accounting principle	(2,363)	—	—

Net loss attributable to common stock shareholders	$(263,539)	$(39,312)	$(156,991)

Weighted average common stock shares outstanding during the period	94,035	93,978	75,232

Loss per common share—Basic:
Continuing operations	$(2.77)	$(0.42)	$(1.92)
Discontinued operations	—	—	(0.17)
Cumulative effect of a change in accounting principle	(0.03)	—	—

Net loss	$(2.80)	$(0.42)	$(2.09)

(A)
In calculating diluted earnings per share, no potential shares of common stock are to be included in the computation when a loss from continuing operations available to common stock shareholders exists. For the years ended December 31, 2001, 2000 and 1999, the Company had a loss from continuing operations.